EXHIBIT 99.5

Vicinity Motor Corp. Reports First Quarter 2022 Financial Results

Order Backlog for 2022 Delivery Exceeds USD$90 million; Company Fortifies North American. Distribution Network with Addition of Several New U.S. and Canadian Dealers

VANCOUVER, BC – May 16, 2022 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today reported its financial and operational results for the first quarter ended March 31, 2022.

First Quarter 2022 and Subsequent Operational Highlights

●	Secured order backlog exceeding USD$90 million, including orders for 250 VMC 1200 EV trucks from Canadian automotive dealers in British Columbia and Ontario.

●	Signed multiple new distribution agreements to offer the Company’s product portfolio in the United States with:

o	Hoekstra Transportation, Michigan’s largest school bus, commercial bus, cargo and custom van dealer, for the territory of Michigan, Indiana and Ohio including an initial order for eight (8) vehicles.

o	Central States Bus Sales, Inc., one of the largest school and commercial bus dealers in the U.S., including an initial commitment for 18 vehicles for the central U.S. territory.

o	DATTCO, Inc. a U.S. full-service passenger transportation company, for the Northeastern U.S. territory, including an initial $2 million order for both EVs and ICE vehicles.

o	Soderholm Sales & Leasing, a full-service bus dealer in Hawaii and the Pacific Islands region, including an initial commitment for four vehicles.

o	Expanded agreement with ABC Companies now spanning 18 states, contracted to order 18 VMC Optimal S1 shuttle buses and 3 Vicinity™ Classic buses - in addition to the previously announced 10 Vicinity Lightning™ EV buses slated for delivery in 2022.

●	Appointed global automotive engineering executive Dennis Gore as Vice President of Engineering, bringing 35+ years of experience from Gillig Bus, Zero Motorcycles, Honda, Mitsubishi Motors and among others.

●	Fortified its balance sheet through a $12 million financing to fund the Ferndale, Washington facility, in addition to being awarded a C$2.6 million non-repayable grant from a Canadian government foundation.

●	Presented at several leading automotive industry and investor conferences nationally including the Advanced Clean Transportation Expo, Planet MicroCap Showcase 2022, Winter Wonderland Best Ideas Conference, Stifel 2022 Transportation & Logistics Conference and the Canaccord Genuity Carbon & Energy Transition Conference.

Management Commentary

“The first quarter of 2022 was highlighted not only by continued order momentum, but by the strategic expansion of our North American distribution network with the addition of several exciting new dealers to drive penetration of our growing portfolio of all-electric vehicles,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “Our backlog for expected 2022 delivery grew to over USD$90 million, the majority of which are for electric vehicles, reflecting our rapid transition in product mix to meet the ever-changing needs of transit customers.

“We fortified our balance sheet in the first quarter, funding our nearly complete Ferndale, Washington facility. The focus of this facility is ‘Buy America’ compliant production, allowing us to further penetrate the U.S. market with an American-built offering. This raise, supplemented by our cash position and CAD$20 million line of credit, has positioned us to significantly ramp deliveries to our growing dealer base in the second half of 2022.

“However, in response to current supply chain challenges, we are revising our guidance for FY2022 which had been announced November 12, 2021. Revenue guidance is being revised to a range of USD$70-90 million and EBITDA guidance is being revised to a range of USD$3-5 million. Lack of availability of parts in the supply chain, shipping conditions overseas, and availability of chassis for the VMC Optimal products have caused delays to our production timelines and externally affected our ability to meet previously stated figures.

“Looking ahead, we will finalize foundation building efforts as we prepare for significant growth in the second half of the year and beyond – including the continued expansion of our dealer network, strengthening of our supply chain and ramp-up of production. I look forward to providing additional updates in the months to come as we continue our rapid pace of operational execution, helping to create long-term value for our shareholders,” concluded Trainer.

First Quarter 2022 Financial Results
All figures stated in this press release are in U.S. dollars unless stated otherwise.

Revenue decreased to $3.2 million in the first quarter of 2022, as compared to $21.5 million in the same year-ago quarter. The decrease in revenue was primarily driven by six deliveries versus 67 deliveries in the same year-ago quarter.

Gross margin in the quarter ended March 31, 2022 decreased to $0.2 million, or 7% of revenue, as compared to $3.4 million, or 16% of revenue, in 2021. Gross margins were affected by product mix and the low volume of buses delivered. Shipping difficulties and global supply chain disruptions in the availability of chassis for our VMC Optimal products and certain bus components has delayed a large portion of expected deliveries during the end of 2021 and into 2022.

Cash used in operating activities in the first quarter of 2022 totaled $5.1 million, as compared to cash provided by operating activities of $2.9 million in the first quarter of 2021.

Net loss in the quarter ended March 31, 2022 was $2.9 million, or $(0.08) per share, as compared to a net income of $1.6 million, or $0.05 per share, in the first quarter of 2021.

Adjusted EBITDA loss for the first quarter of 2022 was $2.1 million, as compared to adjusted EBITDA of $2.1 million in the same year-ago quarter.

Cash and cash equivalents as of March 31, 2022 totaled $11.0 million, as compared to $4.4 million as of December 31, 2021. During the quarter, the Company fortified its balance sheet through a $12 million financing to fully fund the Ferndale, Washington facility, in addition to being awarded a CAD$2.6 million non-repayable grant from a Canadian government foundation.

First Quarter 2022 Results Conference Call

Management will host an investor conference call at 4:30 p.m. Eastern time on Monday, May 16, 2022 to discuss Vicinity Motors’ first quarter financial results, provide a corporate update, and conclude with Q&A from telephone participants. To participate, please use the following information:

Q1 2022 Conference Call and Webcast

Date: Monday, May 16, 2022
Time: 4:30 p.m. Eastern time
U.S./Canada Dial-in: 1-844-850-0545
International Dial-in: 1-412-542-4118
Conference ID: 10166836
Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1547279&tp_key=5ed9f4bc7d

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Thursday, June 16, 2022. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 10166836. A webcast will also be available by clicking here: Vicinity Motors Q1 2022 Webcast.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

U.S. Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Canadian Investor Relations Contact:
MarketSmart Communications Inc.
877-261-4466
Info@marketsmart.ca

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s annual information form, reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP Financial Measures

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	Three months ended March 31, 2022	Three months ended March 31, 2021 (Restated)
(US dollars in thousands - unaudited)
Net Comprehensive (loss) income	(2,887)	1,601
Add back
Stock based compensation	297	125
Interest	587	126
Foreign exchange (gain) loss	(788)	15
Amortization	703	196
Adjusted EBITDA	(2,088)	2,063

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

	Note	March 31, 2022	December 31, 2021
		$	$

Current Assets
Cash and cash equivalents		11,016	4,402
Trade and other receivables		5,360	2,810
Inventory	4	16,422	9,416
Prepaids and deposits		4,664	4,178

		37,462	20,806
Long-term Assets
Intangible assets	5	21,520	22,353
Property, plant, and equipment		14,286	10,834

		73,268	53,993

Current Liabilities
Accounts payable and accrued liabilities		9,643	2,915
Credit facility	6	1,763	—
Deferred revenue		3,196	3,193
Current portion of provision for warranty cost	7	1,652	1,414
Current debt facilities	8	7,540	7,143
Deferred consideration		4,718	4,602
Current portion of other long-term liabilities		287	134

		28,799	19,401

Long-term Liabilities
Other long-term liabilities		947	92
Provision for warranty cost	7	87	255

		29,833	19,748

Shareholders’ Equity
Share capital	9	69,974	58,055
Contributed surplus	9	6,461	6,035
Accumulated other comprehensive (loss) income		(419)	(151)
Deficit		(32,581)	(29,694)

		43,435	34,245

		73,268	53,993

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of (Loss) Income

(Unaudited, In thousands of US dollars, except for per share amounts)

	Note	For the three months ended, March 31, 2022	For the three months ended, March 31, 2021
		$	$
			(Restated, Note 3 and 15)
Revenue
Bus sales	12	1,702	20,460
Other	12	1,481	1,076
		3,183	21,536

Cost of sales	4	(2,973)	(18,125)

Gross margin		210	3,411

Expenses
Sales and administration		2,381	1,410
Stock-based compensation		297	125
Amortization		620	134
Interest and finance costs	6,8	587	126
Foreign exchange loss (gain)		(788)	15

		3,097	1,810

Net (loss) income		(2,887)	1,601

Loss per share
Basic(1)		(0.08)	0.06
Diluted(1)		(0.08)	0.05

Weighted average number of common shares outstanding
Basic(1)		35,354,694	28,650,754
Diluted(1)		35,354,694	33,026,068

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited, In thousands of US dollars)

		Three months ended	Three months ended
	Note	March 31, 2022	March 31, 2021
			(Restated, Note 3)
OPERATING ACTIVITIES		$	$

Net (loss) income for the year		(2,887)	1,601
Items not involving cash:
Amortization		703	196
Foreign exchange loss (gain)		102	(6)
Interest and finance costs	6,8	587	126
Stock-based compensation	9	297	125
		(1,198)	2,042
Changes in non-cash items:
Trade and other receivables		(3,215)	(3,489)
Inventory	4	(6,747)	5,203
Prepaids and deposits		(439)	409
Accounts payable and accrued liabilities		6,526	(1,998)
Deferred consideration		116	—
Deferred revenue		(43)	—
Warranty provision	7	62	791
Interest paid		(179)	(94)
Cash provided (used) in operating activities		(5,117)	2,864

INVESTING ACTIVITIES
Purchase of intangible assets	5	(292)	(1,250)
Proceeds from government subsidy		817	—
Purchase of property and equipment		(2,520)	(37)
Cash used in investing activities		(1,995)	(1,287)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	9	13,063	960
Share issuance costs	9	(1,015)	—
(Repayments) proceeds of credit facility	6	1,734	(142)
Repayment of short-term loans	8	—	(2,038)
Repayment of long-term loans		(61)	(56)
Cash provided by financing activities		13,721	(1,276)
Effect of foreign exchange rate on cash		5	56
Increase in cash and cash equivalents		6,614	357
Cash and cash equivalents, beginning		4,402	1,008
Cash and cash equivalents, ending		11,016	1,365